Exhibit 99.4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

8 April 2008

European Commission Approves Proposed Disposal of Imperial Tobacco Group PLC’s 49.95% Stake in Aldeasa, S.A. to Autogrill España S.A.

The European Commission has announced its decision to approve Imperial Tobacco Group PLC’s (“Imperial Tobacco”) proposed disposal of its 49.95% shareholding in Aldeasa, S.A., held through its subsidiary Altadis, S.A., to Autogrill España S.A., a subsidiary of Autogrill S.p.A.

The transaction is expected to complete on 14 April 2008.

Enquiries

Imperial Tobacco

Alex Parsons	Telephone: +44 (0) 7967 467241
(Group Media Relations Manager)

Simon Evans	Telephone: +44 (0) 7967 467684
(Group Press Officer)

John Nelson-Smith	Telephone: +44 (0) 117 933 7032
(Investor Relations Manager)

Nicola Tate	Telephone: +44 (0) 117 933 7082
(Investor Relations Manager)

Citi (lead financial adviser to Imperial Tobacco)	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority,  is acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.